UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,616,800	$3,885.79

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $445.21, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of March 4, 2021, and 80,000, the maximum amount of issued and outstanding Series A Preferred Units offered to be exchanged. The amount of the filing fee assumes that 80,000 of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on March 8, 2021 in connection with the filing by the Partnership of the original Schedule TO-I.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,885.79	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: March 10, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on March 10, 2021 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO filed on March 16, 2021 (“Amendment No. 1”) and the Amendment No. 2 to Schedule TO filed on March 23, 2021 (together with Amendment No. 1, the “Prior Amendments”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated March 10, 2021 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000) (the “Series A Preferred Units”) tendered in the Exchange Offer for up to 2,400,000 newly issued common units representing limited partner interests in the Partnership (the “Common Units”).

This Amendment No. 3 is being filed to extend the expiration date (the “Expiration Date”) of the Exchange Offer to 11:59 p.m., New York City time, on Tuesday, April 13, 2021. Except as specifically provided herein and in the Prior Amendments, the information contained in the Offering Documents remains unchanged by this Amendment No. 3. You should read this Amendment No. 3 together with the Offering Documents and the Prior Amendments. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Exchange.

Items 1 through 9.

Amendments to the Offer to Exchange and Letter of Transmittal

1.	References to the Expiration Date are hereby amended and replaced with 11:59 p.m., New York City time, on Tuesday, April 13, 2021.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

1.

As of 11:59 p.m., New York City time, on April 6, 2021, based on information provided by American Stock Transfer & Trust Company, LLC, the depositary for the Exchange Offer, 23,912 Series A Preferred Units had been properly tendered (and not validly withdrawn) in the Exchange Offer.

2.

On April 7, 2020, the Partnership issued a press release announcing the extension of the Expiration Date. A copy of that press release is filed as Exhibit (a)(5)(iv) hereto and is incorporated by reference into Item 11 of this Schedule TO.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)*	Offer to Exchange, dated March 10, 2021.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(5)(i)	Press Release, dated March 10, 2021 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on March 10, 2021).

(a)(5)(ii)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020 (Incorporated herein by reference to the Partnership’s filing with the SEC on March 4, 2021).

(a)(5)(iii)	Press Release, dated March 23, 2021 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on March 23, 2021).

(a)(5)(iv)	Press Release, dated April 7, 2021 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on April 7, 2021).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(5)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(6)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 10, 2021.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2021

Summit Midstream Partners, LP

By:	Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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